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EXHIBIT 99.2

Q1 — 2004

Consolidated Financial Statements and
Supplemental Information

For the Three Months Ended
June 30, 2003 and June 30, 2002
(Unaudited)

Alliance Atlantis Communications Inc.
Management Report

        The accompanying unaudited interim consolidated financial statements and supplemental information of Alliance Atlantis Communications Inc. are the responsibility of Management and have been approved by the Board of Directors. The unaudited interim consolidated financial statements and supplemental information have been prepared by Management in accordance with Canadian generally accepted accounting principles. The unaudited interim consolidated financial statements and supplemental information include some amounts and assumptions based on Management's best estimates which have been derived with careful judgement.

        In fulfilling its responsibilities, Management of the Company has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparing the financial statements. The Board of Directors of the Company carries out its responsibility for the financial statements through its Audit Committee. The Audit Committee reviews the Company's unaudited interim consolidated financial statements and recommends their approval by the Board of Directors.

August 25, 2003

W. JUDSON MARTIN Senior Executive Vice President and Chief Financial Officer	RITA A. MIDDLETON Senior Vice President, Finance — Corporate Group

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

(unaudited)
(in millions of Canadian dollars)

	June 30, 2003	March 31, 2003	June 30, 2002
			(revised)
Assets
Cash and cash equivalents	1.7	1.9	2.4
Accounts receivable	282.9	296.5	339.3
Loans receivable	7.2	8.0	8.5
Investment in film and television programs (note 2):
Broadcast Group	186.6	171.7	135.0
Motion Picture Distribution Group	143.9	141.9	117.2
Entertainment Group	515.5	522.2	491.1
Development costs	32.9	33.7	33.1
Property and equipment	71.2	76.4	88.0
Investments	20.7	20.8	61.4
Future income taxes	121.4	120.1	126.3
Other assets	38.0	40.1	49.8
Broadcast licences	109.3	109.3	109.3
Goodwill	152.5	152.5	152.5

	1,683.8	1,695.1	1,713.9

Liabilities
Senior revolving credit facility (note 3)	175.1	90.1	196.6
Accounts payable and accrued liabilities	490.3	551.4	404.0
Income taxes payable	22.4	17.7	33.7
Deferred revenue	25.1	43.6	27.5
Term loans (note 4)	7.4	11.0	26.1
Senior subordinated notes (note 5)	404.2	441.0	456.0
Minority interest	22.2	21.2	18.7

	1,146.7	1,176.0	1,162.6

Shareholders' Equity
Share capital and other (note 7)	714.5	714.2	714.0
Deficit	(172.5)	(183.3)	(155.7)
Cumulative translation adjustments	(4.9)	(11.8)	(7.0)

	537.1	519.1	551.3

	1,683.8	1,695.1	1,713.9

        Contingency (note 12)

The accompanying notes and supplemental information form an integral part of these financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF EARNINGS

For the three months ended June 30,

(unaudited)
(in millions of Canadian dollars — except per share amounts)

	2003	2002
		(revised)
Revenue
Broadcast Group — Operating Channels	46.7	38.8
Motion Picture Distribution Group	59.4	72.9
Entertainment Group	52.2	46.4
Other	—	0.3

	158.3	158.4
Broadcast Group — Developing Channels	5.7	4.2

	164.0	162.6

Direct operating expenses	106.0	104.1

Direct operating profit
Broadcast Group — Operating Channels	28.9	22.6
Motion Picture Distribution Group	16.9	18.0
Entertainment Group	9.2	14.8
Other	—	0.3

	55.0	55.7
Broadcast Group — Developing Channels	3.0	2.8

	58.0	58.5

Operating expenses	31.3	25.9

Earnings (loss) before undernoted
Broadcast Group — Operating Channels	21.5	17.1
Motion Picture Distribution Group	11.3	13.9
Entertainment Group	3.0	9.8
Other	(7.3)	(4.9)

	28.5	35.9
Broadcast Group — Developing Channels	(1.8)	(3.3)

	26.7	32.6
Amortization, including development costs charges	8.7	7.0
Interest, including amortization of amounts previously capitalized (note 8)	18.6	19.3
Equity losses in affiliates	0.1	2.3
Minority interest	0.9	0.7

Earnings (loss) from operations before undernoted	(1.6)	3.3
Foreign exchange gains	(18.3)	(11.0)
Unusual items (note 11)	—	3.6

Earnings before income taxes	16.7	10.7
Provision for income taxes	5.9	1.9

Net earnings for the period	10.8	8.8

Earnings per Share
Basic	$0.25	$0.21
Diluted	$0.25	$0.21

Weighted average Shares outstanding (millions)
Basic	42.7	42.7
Diluted	42.8	42.9

The accompanying notes and supplemental information form an integral part of these financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

For the three months ended June 30,

(unaudited)
(in millions of Canadian dollars)

	2003	2002
		(revised)
Deficit — beginning of period as previously reported	(183.3)	(121.5)
Adjustment for revision of prior years' results (note 14)	—	(32.8)
Adjustment for adoption of new accounting pronouncements (note 10 (c))	—	(10.2)

Deficit — beginning of period, restated	(183.3)	(164.5)
Net earnings for the period	10.8	8.8

Deficit — end of period	(172.5)	(155.7)

The accompanying notes and supplemental information form an integral part of these financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended June 30,

(unaudited)
(in millions of Canadian dollars)

	2003	2002
		(revised)
Cash and cash equivalents provided by (used in)
Operating activities
Net earnings for the period	10.8	8.8
Amortization of film and television programs:
Broadcast Group	17.7	14.6
Motion Picture Distribution Group	12.2	30.3
Entertainment Group	36.7	23.0
Development costs charges	3.9	1.5
Amortization of property and equipment	4.0	4.5
Amortization of other assets	2.2	2.4
Equity losses (income) in affiliates	0.1	2.3
Minority interest	0.9	0.7
Future income taxes	(1.3)	(0.2)
Investment in film and television programs:
Broadcast Group	(32.6)	(17.6)
Motion Picture Distribution Group	(14.2)	(23.8)
Entertainment Group	(41.2)	(59.9)
Development costs	(3.1)	(4.2)
Net changes in other non-cash balances related to operations	(77.4)	(66.5)

	(81.3)	(84.1)

Investing activities
Loans receivable	0.3	1.5
Property and equipment	(0.7)	(1.5)
Minority interest	—	(0.2)

	(0.4)	(0.2)

Financing activities
Senior revolving credit facility	85.0	98.7
Term loans	(3.6)	(5.6)
Redemption of convertible debentures (note 6)	—	(8.8)
Issue of share capital	0.1	0.6

	81.5	84.9

Change in cash and cash equivalents	(0.2)	0.6
Cash and cash equivalents — beginning of period	1.9	1.8

Cash and cash equivalents — end of period	1.7	2.4

The accompanying notes and supplemental information form an integral part of these financial statements.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003
(unaudited)

        Alliance Atlantis Communications Inc. (the "Company") is a vertically integrated broadcaster, creator and distributor of filmed entertainment content. The Company's principal business activities are carried out through three operating groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group.

        In March 2003, in accordance with the review of the accounting treatment of the Company's television productions as part of the annual audit process, it was concluded that the preferred accounting treatment for the Company's interest in the CSI television series should follow 50 percent interest joint venture accounting. Based on this change, the results of operations and financial position for the Company were changed for the fiscal years ended 2002 and 2001 and the year to date period ended December 31, 2002. (See note 14).

1.    Significant accounting policies

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Canadian Institute of Chartered Accountants (CICA) Handbook Section 1751, "Interim Financial Statements." Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been omitted or condensed. These unaudited interim consolidated financial statements and supplemental information should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended March 31, 2003, as set out in the 2003 Annual Report.

        In the opinion of management, the statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The unaudited interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the year ended March 31, 2003 except for the accounting for the impairment of long-lived assets (as discussed in the following paragraph).

        On April 1, 2003, the Company adopted the recommendations of the new CICA Handbook Section 3063, "Impairment of Long-Lived Assets", on a prospective basis. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. (See note 10 (a)).

2.    Investment in film and television programs (net of accumulated amortization)

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
June 2003
Theatrical Release
Released, net of accumulated amortization	—	121.5	69.7
Completed and not released	—	22.4	6.2
Programs in progress	—	—	7.3
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	387.6
Acquired Library, net of accumulated amortization	—	—	26.9
Programs in progress	—	—	17.8
Broadcast rights, net of accumulated amortization	186.6	—	—

	186.6	143.9	515.5

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
March 2003
Theatrical Release
Released, net of accumulated amortization	—	120.4	74.3
Completed and not released	—	21.5	6.2
Programs in progress	—	—	13.2
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	360.2
Acquired Library, net of accumulated amortization	—	—	26.9
Programs in progress	—	—	41.4
Broadcast rights, net of accumulated amortization	171.7	—	—

	171.7	141.9	522.2

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group
June 2002 (revised)
Theatrical Release
Released, net of accumulated amortization	—	104.6	66.6
Completed and not released	—	12.6	44.2
Programs in progress	—	—	18.6
Non-Theatrical Film and Television Programs
Released, net of accumulated amortization	—	—	308.0
Acquired Library, net of accumulated amortization	—	—	28.1
Programs in progress	—	—	25.6
Broadcast rights, net of accumulated amortization	135.0	—	—

	135.0	117.2	491.1

3.    Senior revolving credit facility

	June 30, 2003	March 31, 2003	June 30, 2002
Senior revolving credit facility — authorized	525.0	525.0	525.0

— drawn	175.1	90.1	196.6

        The senior revolving credit facility provides up to $500.0 in available committed credit bearing interest at rates ranging from the Bankers' Acceptance rate and LIBOR plus 0.75% to plus 3.0%, and the Canadian prime rate and the U.S. base rate plus up to 1.75%. The facility is due in full in January 2006. In addition, a revolving swing line facility, due on demand, provides up to $25.0 in borrowings bearing interest at rates noted above.

        Substantially all of the assets of the Company and certain of its subsidiaries have been pledged as security for borrowing under the senior revolving credit facility.

        As at June 30, 2003, the Company had unused credit facilities aggregating $293.6 (March 2003 — $364.1; June 30, 2002 — $289.4) including the outstanding letters of credit of $56.3 (March 2003 — $70.8; June 2002 — $39.0).

        The availability of the senior revolving credit facility is subject to the Company maintaining interest and consolidated indebtedness coverage ratios.

4.    Term loans

	June 30, 2003	March 31, 2003	June 30, 2002
Limited-recourse term loans, bearing interest at rates between the commercial prime rate plus 0.75% to plus 0.88%	—	1.8	5.1
Mortgages payable, collateralized by certain property, bearing interest at 7.13%, 9.99% and the commercial prime rates plus 3%, and repayable over terms extending to October 15, 2005	0.5	2.5	2.8
Industry and other term loans which are unsecured and have no fixed terms of repayment, bearing interest at various rates	4.6	3.8	13.3
Obligations under capital lease	2.3	2.9	4.9

	7.4	11.0	26.1

        Required principal repayments are as follows:

Current	6.3
2005	1.1
2006	—
2007	—
2008	—
Due subsequent	—

7.4

5.    Senior subordinated notes

        On November 15, 1999, the Company issued US$150.0 senior subordinated notes bearing interest at 13% per year and maturing on December 15, 2009. Interest is payable semi-annually on June 15 and December 15. The notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 15, 2004 at specified redemption rates ranging from 106.5% of the principal amount at December 15, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest. The Company may be required to redeem the notes at up to 101% of the principal plus accrued interest in the event of a change in control. The notes are subordinated to all indebtedness of the Company and all debt and liabilities of the Company's subsidiaries, including trade payables. The Company received proceeds of $210.9, net of $8.6 of expenses, which were included in deferred charges.

        On June 13, 2000 and January 18, 2001, the Company issued an additional US$55.0 and US$95.0 senior subordinated notes, respectively. The US$95.0 issuance was issued at a 1% discount. The notes carry the same terms and conditions as the senior subordinated notes issued on November 15, 1999. The Company received total proceeds of $212.6 from these transactions net of $10.1 of expenses and discount, which were included in deferred charges.

6.    Convertible debentures

        In April 2002, the convertible debentures matured and were settled with a cash payment of $8.8 plus accrued interest.

7.    Share capital and other

	June 30, 2003	March 31, 2003	June 30, 2002
Class A Voting Shares — 3,772,352 (March — 3,775,752)	52.7	52.7	53.2
Class B Non-Voting Shares — 38,937,500 (March — 38,923,288)	661.4	661.3	660.8
Contributed Surplus	0.4	0.2	—

	714.5	714.2	714.0

        The Class A Voting Shares and the Class B Non-Voting Shares have identical attributes except that the Class B Non-Voting Shares are non-voting and each of the Class A Voting Shares are convertible at any time at the holder's option into one fully paid and non-assessable, Class B Non-Voting Share. The Class B Non-Voting Shares may be converted into Class A Voting Shares only in certain circumstances.

        During the three months ended June 30, 2003, 3,400 Class A Voting Shares were converted into 3,400 Class B Non-Voting Shares. In addition 10,812 Class B Non-Voting Shares were issued under the Company's employee stock option plans, employee share purchase plan and Director's and officer's alternate compensation plan.

        During the three months ended June 30, 2003, the Company recorded contributed surplus of $0.2 as a result of compensation expense on the granting of stock options to its employees.

        The weighted average fair value of the stock options granted during the three months ended June 30, 2003 was $4.70 per option. The resulting compensation expense was $0.2 and had no material impact on basic and diluted earnings per share.

        As at August 21, 2003, there were 3,778,612 Class A Voting Shares and 38,997,252 Class B Non-Voting Shares issued and outstanding.

8.    Interest, including amortization of interest previously capitalized

	Three months ended June 30,
	2003	2002
Senior revolving credit facility	2.7	2.8
Term loans	1.8	1.5
Senior subordinated notes	13.6	14.9
Interest (income) and other	—	(0.1)
Interest capitalized during the period	(1.9)	(2.5)
Amortization of interest previously capitalized	1.0	1.3

	17.2	17.9
Amortization of deferred financing costs	1.4	1.4

	18.6	19.3

        The weighted average interest rate for the three months ended June 30, 2003 was 10.5% (2002 — 10.9%).

9.    Segmented information

        The Company's principal business activities are conducted through three reportable segments: Broadcast, Motion Picture Distribution and Entertainment. The Broadcast Group consists of the Company's specialty television channels, which include lifestyle, drama and documentary programming. The Motion Picture Distribution Group includes the acquisition, distribution and financing of motion pictures. The Entertainment Group is involved in the development, production, acquisition and distribution of prime time television drama, children's and documentary programming and in-house motion pictures. Other activities primarily comprise the structured filmed entertainment financing business and corporate functions. While the Entertainment Group comprises both production and distribution activities, the two components are aggregated into one reporting segment based on the similarities of their long-term financial performance, the type of customers, the methods used to distribute the product and the identical nature of the products.

        Management focuses on and measures the results of operations based on the direct operating margin and the earnings before undernoted, as presented on the Company's consolidated statements of earnings, provided by each business segment. Direct operating margin is defined as revenue less direct operating expenses, which include those expenses that are directly attributable to the cost of the product generating the revenue streams. In the case of the Entertainment Group and the Motion Picture Distribution Group, these costs include the amortization and write off, if applicable, of investment in film and television programs (with the exception of interest capitalized to film and television programs) and direct print and advertising spend incurred to earn revenue. In the case of the Broadcast Group, direct operating expenses include the amortization of the broadcast rights and the costs incurred to meet the Canadian Content Program Expenditure Requirements mandated by Condition of License by the Canadian Radio-television and Telecommunications Commission ("CRTC"). These include costs to create the on-air look and on-air promotion of programs. Earnings before undernoted is defined as direct operating margin less non-direct operating expenses, which include period costs that are not directly attributable to the product. These include such costs as salaries and benefits, occupancy, general and administrative expenses, general marketing costs, professional fees and broadcast transponder or signal delivery costs.

        As the results of operations by segment are presented on the consolidated statements of earnings, the information is not repeated in this note. As shown on the consolidated statements of earnings, the Company's revenue, direct operating profit and earnings before undernoted related to the Broadcast Group are reported with a distinction between the Company's operating channels and developing channels. The Company's specialty television channels are transferred from developing channels status to operating channels status at the earliest of (a) two years from the date of launch of the service, (b) when management's predetermined subscriber level has been attained, or (c) the net earnings break-even point for the new business has been attained. Management has not presented the Broadcast Group's total assets or additions to property and equipment and goodwill using the same distinction as many of these assets are commonly used by both sets of channels. As a result, the following table shows these amounts for the Broadcast Group as a whole. Information on the reportable operating segments is as follows:

	Broadcast Group	Motion Picture Distribution Group	Entertainment Group	Other	Total
Three months ended June 30,
2003
Goodwill	40.9	2.0	109.6	—	152.5
Total assets	437.6	260.5	901.6	84.1	1,683.8
Additions to long-lived assets	0.1	—	0.2	0.4	0.7

2002 (revised)
Goodwill	40.9	2.0	109.6	—	152.5
Total assets	377.8	237.9	972.9	125.3	1,713.9
Additions to long-lived assets	0.3	0.1	0.4	0.7	1.5

        For the three months ended June 30, 2003, segment revenues, as shown on the consolidated statements of earnings, are net of intersegment sales of programming of $3.1 (2002 — $2.8) from the Motion Picture Distribution Group to the Broadcast Group and $0.7 (2002 — $0.4) from the Entertainment Group to the Broadcast Group.

        Geographical information, based on customer location, is as follows:

	Three months ended June 30,
Revenue
	2003	2002
		(revised)
Canadian	107.7	108.7
U.S.	18.9	18.4
Other Foreign	37.4	35.5

	164.0	162.6

        All of the Company's broadcast licences and goodwill, and the majority of the Company's property and equipment, are in Canada.

        The following table outlines further information on the Company's Broadcast Group revenue that has not been shown on the consolidated statements of earnings.

	Three months ended June 30,
Broadcast Group Revenue
	2003	2002
Operating Channels
Subscriber	20.3	19.5
Advertising and other	26.4	19.3

	46.7	38.8

Developing Channels
Subscriber	4.8	3.4
Advertising and other	0.9	0.8

	5.7	4.2

Total Broadcast Group	52.4	43.0

10.    New accounting standards

  a)
  On April 1, 2003, the Company adopted the recommendations of the new CICA Handbook Section 3063, "Impairment of Long-Lived Assets", on a prospective basis. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The adoption of this standard had no material impact on the Company's results of operations or financial position.

  b)
  On April 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", on a prospective basis. The new standard requires that, for all stock-based payments to non-employees and to employees where the stock-based awards call for settlement in cash or other assets, including stock appreciation rights, a compensation expense be recognized in the statement of earnings, determined using a fair value based method of accounting. There was no impact on the Company's net earnings or earnings per share for the year ended March 31, 2003 as a result of the adoption of this new standard. The Company was previously in compliance with this new standard as the compensation costs associated with such payments and awards were expensed in the statement of earnings.

    Additionally, for stock options granted to its employees, the new standard does not require the Company to recognize a compensation expense if the Company chooses the disclosure-only method of adoption. Consideration paid by employees on the exercise of stock options is recorded as an increase in the Company's cash and share capital accounts.

    The Company has, however, chosen to record compensation expense related to the grant of stock options to its employees.

  c)
  On April 1, 2002, the Company retroactively adopted the recommendations of the revised CICA Handbook Section 1650, "Foreign Currency Translation." The revisions eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. At March 31, 2002, the Company had $12.0 of unamortized foreign exchange losses related to the translation of U.S. dollar denominated senior subordinated notes. Accordingly, other assets were reduced by $12.0, opening retained earnings reduced by $10.2 and future income taxes increased by $1.8.

  d)
  On April 1, 2002, the Company adopted the recommendations of Accounting Guideline AcG-13, "Hedging Relationships." The new standard establishes criteria for identification and documentation of hedging relationships. There was no impact on net earnings, basic earnings per share and diluted earnings per share as a result of the adoption of the new standard.

11.    Unusual items

        During the three months ended June 30, 2002, the Company recorded the following unusual items:

        In April 2002, the Company reduced its staffing levels in the Broadcast Group. The Company incurred $0.6 in restructuring charges including cash expenses for employee severance and professional fees related to the elimination of 37 positions.

        In May 2002, the Company made a production financing non-fulfillment payment of $3.0 to Serendipity Point Projects Inc. ("Serendipity") pursuant to the terms of the production agreement dated July 18, 1998 between the Company and Serendipity.

12.    Contingency

        The Company is periodically subject to reassessments in respect of prior years' tax returns. In December 2002, a subsidiary of the Company received an income tax reassessment for approximately $14.0, including interest and penalties. The Company intends to pursue all available administrative and judicial appeals in respect of this reassessment. The Company strongly believes that it will prevail because, in the opinion of management, the reassessment runs counter to the applicable law and certain previous rulings. A liability for the amount will be recorded should it become probable that the income tax authority's position will be upheld.

13.    Seasonality

        The financial position and results of operations for any period are significantly dependent on the number, timing and commercial success of film and television programs delivered or made available to various media, none of which can be predicted with certainty. Consequently, the financial position and results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenue is recognized when the programming is delivered pursuant to a non-cancellable agreement, provided the licence period has commenced. Minimum guaranteed revenue from motion picture license agreements are typically recognized when the licence period begins and the motion picture is delivered. Revenue from subsequent licencing of delivered programming, including rerun strip syndication (i.e., sales of previously-aired episodes licensed for broadcast in a five-day-a-week format) are recognized on the commencement of the license agreement and delivery of the film or television program.

        Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new television programs are ready for telecast at the start of the broadcast season in September or as mid-season replacements in January. Because of this annual production cycle, television revenue is not earned evenly throughout the year. In particular, television revenue is generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period and higher in the first, third and, particularly the fourth calendar quarter. Also, debt levels generally increase substantially between the fiscal year end on March 31 and the end of the first quarter on June 30 as the Company finances productions to be delivered later in the year. In addition, the delivery schedules of motion pictures are difficult to predict and not consistent from year to year. Consequently, motion picture production revenue fluctuates from period to period.

14.    Revision of prior period accounting for CSI television series

        In March 2003, in accordance with the review of the accounting treatment of the Company's television productions as part of the annual audit process, it was concluded that the Company's interest in the two CSI television series should be accounted for as a 50% jointly controlled production. The Company has revised its financial statements for the year to date period ended December 31, 2002 and for the fiscal years ended March 31, 2002 and 2001 to reflect a revision to the previous accounting with respect to license fees paid and contributions made by another party to this jointly controlled production. Based on this revision, the results of operations and financial position for the Company were revised for the year to date period ended December 31, 2002 and the fiscal years ended 2002 and 2001. The following table outlines the revised amounts for the affected balance sheet and statement of earnings line items for fiscal 2003, 2002 and 2001.

Fiscal 2003	3 months ended December 31, 2002	3 months ended September 30, 2002	3 months ended June 30, 2002
Total assets	1,761.1	1,804.5	1,713.9
Total liabilities	1,246.5	1,268.3	1,162.6
Revenue	253.4	242.6	162.6
Direct operating profit	69.0	63.8	58.5
Earnings before undernoted	33.3	37.4	32.6
Net earnings (loss)	(24.2)	(6.7)	8.8

Fiscal 2002	3 months ended March 31, 2002	3 months ended December 31, 2001	3 months ended September 30, 2001	3 months ended June 30, 2001
Total assets	1,700.5	1,798.4	1,666.7	1,526.3
Total liabilities	1,168.4	1,267.7	1,152.3	1,130.9
Revenue	243.2	276.5	217.8	175.3
Direct operating profit	65.8	79.8	61.4	47.6
Earnings before undernoted	31.4	50.2	34.2	22.2
Net earnings (loss)	1.3	18.5	(2.0)	9.7

Fiscal 2001	3 months ended March 31, 2001	3 months ended December 31, 2000	3 months ended September 30, 2000
Total assets	1,748.5	1,939.5	1,803.8
Total liabilities	1,173.1	1,345.7	1,226.7
Revenue	241.4	234.9	194.1
Direct operating profit	54.1	67.0	53.7
Earnings before undernoted	26.5	43.1	31.4
Net earnings (loss)	(14.1)	15.8	8.7

15.    Comparative amounts

        Certain amounts presented in the prior period have been reclassified to conform to the presentation adopted in the current year.

Q1 — 2004

Supplemental Information

For the Three Months Ended
June 30, 2003 and June 30, 2002
(Unaudited)

ALLIANCE ATLANTIS COMMUNICATIONS INC.

SUPPLEMENTAL INFORMATION

June 30, 2003

(unaudited)

Supplemental Information

	Three months ended June 30,
Library Revenue
	2003	2002
Motion Picture Distribution Group	47.9	57.7
Entertainment Group	7.9	6.3

	55.8	64.0

	Three months ended June 30,
Production Deliveries
	2003	2002
Motion Pictures:	—	1.0

Television hours:
CSI Vegas/Miami	10.0	5.0
Series	—	—
Movies	4.0	—
Kids	1.5	4.0
Comedy	—	8.0

	15.5	17.0

Fact	12.5	13.5

ALLIANCE ATLANTIS COMMUNICATIONS INC.

SUPPLEMENTAL INFORMATION

June 30, 2003

(unaudited)

Broadcast Group Paid Subscribers (millions)	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002
Showcase Television (100%)	5.7	5.7	5.6	5.6
Life Network (100%)	5.7	5.7	5.6	5.6
HGTV Canada (67%)	4.9	4.8	4.8	4.7
History Television (100%)***	5.3	5.2	5.1	5.0
The Food Network (51%)	4.1	4.0	3.9	3.9
Series+ (50%)	1.1	1.1	1.0	1.0
Historia (50%)	1.1	1.1	1.0	1.0
Showcase Action (100%)*	0.9	0.9	0.8	0.7
Showcase Diva (100%)*	0.8	0.7	0.7	0.6
IFC — The Independent Film Channel Canada (95%)*	0.7	0.7	0.6	0.5
Discovery Health Channel (65%)* †	0.6	0.6	0.6	0.5
BBC Canada (50%)*	0.7	0.7	0.6	0.5
BBC Kids (50%)**	0.3	0.3	0.3	0.2
National Geographic Channel (50%)*	0.6	0.6	0.6	0.5

	32.5	32.1	31.2	30.3

*
Networks launched in September 2001 and remained in preview period until January 2002.

**
Network launched in November 2001 and remained in preview period until January 2002.

***
On January 7, 2002, the Company's ownership interest increased to 100%.

†
During fiscal 2002, the Company's ownership interest was reduced from 100% to 65%.

ALLIANCE ATLANTIS COMMUNICATIONS INC.

SUPPLEMENTAL INFORMATION

June 30, 2003

(unaudited)

Entertainment Group — Deliveries (hours)

	Production Name	Q1	Forecast Fiscal 2004
Television Series	CSI: Crime Scene Investigation III	5.0	5.0
	CSI: Crime Scene Investigation IV	—	19.0
	CSI: Miami I	5.0	5.0
	CSI: Miami II	—	19.0
	11th Hour II	—	13.0
	Cold Squad VII	—	13.0

	Total Television Series	10.0	74.0

Television Movies	Hitler: The Rise of Evil	4.0	4.0
	Halifax Explosion	—	4.0
	MOW	—	2.0

	Total Television Movies	4.0	10.0

Kids	Ace Lightening II	—	5.0
	Henry's World II	1.0	6.5
	Whistler 4+1	—	5.0
	Poko	0.5	16.0

	Total Kids	1.5	32.5

Comedy	This Hour has 22 Minutes XI	—	10.5
	By the Book II	—	13.0
	Marg Special	—	1.0

	Total Comedy	—	24.5

	Total Television Slate	15.5	141.0

	% of Current Year Slate	11%	100%

Entertainment Group — Deliveries (hours)

	Production Name	Q1	Forecast Fiscal 2004
Fact	Various Titles	12.5	118.0

	Total Fact Slate	12.5	118.0

	% of Current Year Slate	11%	100%

Entertainment Group — Deliveries (Number of Films)

	Production Name	Q1	Forecast Fiscal 2004
Motion Pictures	Foolproof	—	1.0

	Total Motion Picture Slate	—	1.0

This supplemental information contains forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, are market and general economic conditions and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.

QuickLinks

  EXHIBIT 99.2
Alliance Atlantis Communications Inc. Management Report
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF EARNINGS
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
CONSOLIDATED STATEMENTS OF CASH FLOWS
ALLIANCE ATLANTIS COMMUNICATIONS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS June 30, 2003 (unaudited)
SUPPLEMENTAL INFORMATION